      UNITED STATES OF AMERICA
                Before the
     SECURITIES AND EXCHANGE COMMISSION

     In the Matter of

NATIONAL FUEL GAS COMPANY	FIRST
NATIONAL FUEL GAS DISTRIBUTION CORPORATION	CERTIFICATE
NATIONAL FUEL GAS SUPPLY CORPORATION	PURSUANT TO
HORIZON ENERGY DEVELOPMENT, INC.	RULE 24
AND ITS SUBSIDIARIES
HIGHLAND FOREST RESOURCES, INC.
LEIDY HUB, INC.
DATA-TRACK ACCOUNT SERVICES, INC.
SENECA INDEPENDENCE PIPELINE COMPANY
SENECA RESOURCES CORPORATION
AND ITS SUBSIDIARIES
UPSTATE ENERGY INC.
NIAGARA INDEPENDENCE MARKETING COMPANY
NATIONAL FUEL RESOURCES, INC.
HORIZON POWER, INC.

File No. 70-10074
(Public Utility Holding Company Act of 1935)

     THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company (“National”) and its subsidiaries, National Fuel Gas Distribution Corporation (“Distribution Corporation”), National Fuel Gas Supply Corporation (“Supply Corporation”), Horizon Energy Development, Inc. (“Horizon Energy”) and its subsidiaries, Highland Forest Resources, Inc. (“Highland”), Leidy Hub, Inc. (“Leidy”), Data-Track Account Services, Inc. (“Data-Track”), Seneca Independence Pipeline Company (“SIP”), Seneca Resources Corporation (“Seneca”) and its subsidiaries, Upstate Energy Inc. (“Upstate”), Niagara Independence Marketing Company (“NIM”), National Fuel Resources, Inc. (“NFR”) and Horizon Power, Inc. (“Power”) (collectively, the “Subsidiaries”), in their Application-Declaration on Form U-1, as amended (“Application-Declaration”), in SEC File No. 70-10074, have been carried out in accordance with the terms and conditions of, and for the purposes as represented by, said Application-Declaration and the Order of the Securities and Exchange Commission (“Commission”) (HCAR No. 35-27600, dated November 12, 2002) with respect thereto.

1. EXTERNAL FINANCING BY NATIONAL

a. Common Stock

      During the quarter ended March 31, 2003 (the "Quarter"), National issued the following shares of common stock through the following plans:

                                  Number of Newly     Number of Shares            Number of Shares Exchanged as
Name Of Plan                      Issued Shares       Purchased in Open Market    Consideration For Share Issuances

Direct Stock Purchase and               86,773                   -0-                              -0-
Dividend Reinvestment Plan

Tax Deferred Savings                    86,628                   -0-                              -0-
Plans (401(k))

Employee Stock Ownership Plan            -0-                    2,704                             -0-

Thrift Plan                              -0-                    10,240                            -0-

1997 Award & Option Plan                 -0-                     -0-                              -0-

1993 Award & Option Plan                19,260                   -0-                             4,035

1984 Stock Plan                         15,652                   -0-                             9,910

1983 Incentive Stock Option Plan        16,544                   -0-                            12,406

Retainer Policy for                     2,573                    -0-                              -0-
Outside Directors

Total                                  227,430                  12,944                          26,351

Net New Shares                         201,079

Aggregate gross consideration received upon issuance of 201,079 shares: $4,474,459.43.

     Other than as set forth above, National did not sell any common stock during the Quarter. National did not issue any common stock as consideration in connection with any acquisition during the Quarter.

     During the Quarter, the Compensation Committee of the Board of Directors of National did not award any stock options, shares of restricted stock, performance units, performance shares or other common stock-based awards.

b. Preferred Securities

          National has no preferred securities outstanding.

c. Long-Term Debt

         On February 18, 2003, National issued $250,000,000 of 5.25% Notes, due March 1, 2013. A description of the Notes is set forth in the Prospectus Supplement, dated February 12, 2003, filed by the Company with the Commission on February 13, 2003. The Prospectus Supplement and the accompanying Prospectus, dated January 22, 2003, are incorporated herein by reference. As part of the same series of transactions, National acquired corresponding notes from Seneca, Distribution Corporation, Supply Corporation and Highland in the amounts of $100,000,000, $90,000,000, $30,000,000 and $30,000,000, respectively.

          On March 11, 2003, National redeemed the remaining $2,300,000 principal amount of its 6.214% Series D Notes due 2024 at a price of 97.8265%, plus accrued interest.

          On March 20, 2003, National redeemed the entire principal amount of its $50,000,000 8.48% Series C Notes due 2024 at the general redemption price of 105.09%, plus accrued interest.

d. Stock Purchase Contracts and Stock Purchase Units

           National did not issue any stock purchase contracts or stock purchase units during the Quarter.

e. Short-term Debt

           (1) Short-term Notes

             National issued short-term notes (in all cases having maturities of no more than 270 days) to banks or other financial institutions during the Quarter. The maximum amount of such notes outstanding at any time during the Quarter was $253,900,000.

          (2) Commercial Paper

             National sold commercial paper during the Quarter through Merrill Lynch Money Markets, Inc., J.P. Morgan Securities Inc. and/or Goldman, Sachs & Co. The maximum amount of commercial paper outstanding at any time during the Quarter was $185,800,000.

          (3) Total Short-term Debt

             The maximum aggregate amount of short-term debt securities of National outstanding at any time during the Quarter was $391,900,000.

2. FINANCING SUBSIDIARIES AND SPECIAL PURPOSE SUBSIDIARIES

          National did not organize any new Financing Subsidiaries or Special Purpose Subsidiaries during the Quarter. National's Financing Subsidiaries and Special Purpose Subsidiaries are as follows:

------------------------- ---------------------- ----------------------- ---------------------- ----------------------
                          Seneca Player Corp.    3062782 Nova Scotia     3062783 Nova Scotia    Seneca New Brunswick
                                                 Co.                     Co.                    L.P.

------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Value of investment       $3,902,126             $112,697,871            $1,447,974             $342,481,494
account in subsidiary
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Balance sheet account     fully consolidated     fully consolidated      fully consolidated     fully consolidated
where investment and      into National          into National           into National          into National
cost booked
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Amount invested in        $3,902,126             $112,697,871            $1,447,974             $342,481,494
subsidiary
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Form of organization      corporation            unlimited liability     unlimited liability    limited partnership
                                                 company                 company
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Percentage owned by       100%                   100%                    100%                   100%
National or a
Nonutility Subsidiary
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Identification of other   N/A                    N/A                     N/A                    N/A
owners if not 100% owned
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Purpose of investment     increase tax           increase tax            increase tax           increase tax
in subsidiary             efficiencies           efficiencies            efficiencies           efficiencies
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Securities authorized     1,000 shares of        1,000,000 shares, in    1,000,000 shares, in   limited partnership
to be issued              common stock           such classes, and       such classes, and      units
                                                 with such rights and    with such rights and
                                                 conditions, as          conditions, as
                                                 directors may           directors may
                                                 determine               determine
------------------------- ---------------------- ----------------------- ---------------------- ----------------------

3. FINANCING BY SUBSIDIARIES

           Distribution Corporation issued short-term debt securities through the system money pool (“Money Pool”) as set forth below under Section 4. The Nonutility Subsidiaries did not engage in financing transactions other than exempt transactions.

4. MONEY POOL

          During the Quarter, National coordinated the borrowing requirements of certain Subsidiaries through the money pool. For each participant in the Money Pool, the following table lists the maximum amount of borrowings incurred through, and the maximum amount of investments made in, the Money Pool during the Quarter:

                              Maximum Borrowings
                              Through Money Pool   Maximum Investments
                                     ($)            in Money Pool ($)
---------------------------- --------------------- ---------------------
National                                        0            39,200,000
---------------------------- --------------------- ---------------------
Distribution Corporation              108,600,000            33,800,000
---------------------------- --------------------- ---------------------
Supply Corporation                     25,200,000            19,400,000
---------------------------- --------------------- ---------------------
Horizon Energy                                  0             1,400,000
---------------------------- --------------------- ---------------------
Highland                              229,000,000                     0
---------------------------- --------------------- ---------------------
Leidy                                           0               800,000
---------------------------- --------------------- ---------------------
Data-Track                                      0               600,000
---------------------------- --------------------- ---------------------
SIP                                    14,300,000                     0
---------------------------- --------------------- ---------------------
Seneca                                112,200,000                     0
---------------------------- --------------------- ---------------------
Upstate                                         0               300,000
---------------------------- --------------------- ---------------------
NIM                                             0                     0
---------------------------- --------------------- ---------------------
NFR                                             0            61,000,000
---------------------------- --------------------- ---------------------
Power                                           0                     0
---------------------------- --------------------- ---------------------

          The interest rates applied to Money Pool borrowings and investments during the Quarter are set forth in Exhibit 1 hereto, which is incorporated herein by reference.

5. GUARANTEES

          During the Quarter, National issued ten guarantees on behalf of NFR, in the following amounts: $10,000,000, $2,000,000, $3,000,000, $1,000,000, $8,000,000, $67,000,000, $500,000, $3,500,000, $15,000,000 and $8,000,000.

           National also issued two guarantees on behalf of Horizon Power, in the amounts of $2,716,362 and $2,070,391.

          The maximum amount of guarantees and credit support that National had outstanding on behalf of its Subsidiaries at any time during the Quarter was $517,872,753. The guarantees and credit support relate primarily to: (i) obligations under derivative financial instruments, which are included on the consolidated balance sheet in accordance with Statement of Financial Accounting Standards No. 133; (ii) Distribution Corporation obligations to purchase gas to be resold in its regulated business in accordance with established regulatory mechanisms to pass through the cost of that gas to its retail customers; (iii) NFR or Upstate obligations to purchase gas or to purchase gas transportation/storage services where the amounts due on those obligations each month are included on National's consolidated balance sheet as a current liability; and (iv) other obligations which are reflected on National's consolidated balance sheet. National believes that the likelihood it would be required to make payments under the guarantees is remote.

6. HEDGING TRANSACTIONS

          During the Quarter, National did not enter into any Interest Rate Hedges or Anticipatory Hedges.

7. CHANGES IN CAPITAL STRUCTURE OF MAJORITY-OWNED NONUTILITY SUBSIDIARIES

          During the Quarter, Horizon Energy Development, s.r.o., one of the lower-tier subsidiaries of Horizon Energy Development, Inc., in accordance with the authorization of the relevant Czech regulatory authority, reduced its stated capital by approximately $1.5 million, which funds were ultimately remitted to Horizon Energy Development, Inc.

8. NONUTILITY SUBSIDIARY REORGANIZATIONS

          During the Quarter, Highland was reorganized as a New York corporation (it was formerly a Pennsylvania corporation), and Seneca contributed to Highland certain rights to timber assets in exchange for stock of Highland.

9. OTHER ITEMS

          National filed a Form U-6B-2 on February 28, 2003.

          National's consolidated balance sheet as of March 31, 2003 is included in National's Form 10-Q filed with the Commission on May 15, 2003 and incorporated herein by reference.

          Distribution Corporation's balance sheet as of March 31, 2003 is set forth in Exhibit 2 hereto, which is incorporated herein by reference and filed confidentially pursuant to Rule 104(b).

SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this First Certificate Pursuant to Rule 24 to be signed on their behalf by the undersigned thereunto duly authorized.

NATIONAL FUEL GAS COMPANY

By: /s/ P. C. Ackerman
P. C. Ackerman
Chairman, President & CEO

NATIONAL FUEL GAS DISTRIBUTION CORPORATION

By: /s/ D. F. Smith
D. F. Smith
President

NATIONAL FUEL GAS SUPPLY CORPORATION

By: /s/ D. J. Seeley
D. J. Seeley
President

HORIZON ENERGY DEVELOPMENT, INC.

By: /s/ P. C. Ackerman
P. C. Ackerman
President

HIGHLAND FOREST RESOURCES, INC.

By: /s/ J. A. Beck
J. A. Beck
President

LEIDY HUB, INC.

By: /s/ W. E. DeForest
W. E. DeForest
President

DATA-TRACK ACCOUNT SERVICES, INC.

By: /s/ P. C. Ackerman
P. C. Ackerman
President

SENECA INDEPENDENCE PIPELINE COMPANY

By: /s/ W. E. DeForest
W. E. DeForest
President, Secretary & Treasurer

SENECA RESOURCES CORPORATION

By: /s/ J. A. Beck
J. A. Beck
President

UPSTATE ENERGY INC.

By: /s/ T. L. Atkins
T. L. Atkins
Treasurer

NIAGARA INDEPENDENCE MARKETING COMPANY

By: /s/ T. L. Atkins
T. L. Atkins
Treasurer

NATIONAL FUEL RESOURCES, INC.

By: /s/ D. L. DeCarolis
D. L. DeCarolis
Vice President and Secretary
HORIZON POWER, INC.

By: /s/ B. H. Hale
B. H. Hale
President

Dated: May 30, 2003

EXHIBIT 1

Money Pool Interest Rates

     The interest rate applied to Money Pool borrowings is the same for all participants that borrow through the Money Pool. The interest rate applied to Money Pool investments is the same for all participants that invest in the Money Pool.

                                            Interest Rate       Interest Rate
                                              Applied to          Applied to
                               Date           Borrowings          Investments

                             01/01/2003           1.72%              1.72%
                             01/02/2003           1.71%              1.71%
                             01/03/2003           1.72%              1.72%
                             01/04/2003           1.72%              1.72%
                             01/05/2003           1.72%              1.72%
                             01/06/2003           1.69%              1.69%
                             01/07/2003           1.68%              1.68%
                             01/08/2003           1.67%              1.67%
                             01/09/2003           1.66%              1.66%
                             01/10/2003           1.65%              1.65%
                             01/11/2003           1.65%              1.65%
                             01/12/2003           1.65%              1.65%
                             01/13/2003           1.63%              1.63%
                             01/14/2003           1.62%              1.62%
                             01/15/2003           1.61%              1.61%
                             01/16/2003           1.60%              1.60%
                             01/17/2003           1.58%              1.58%
                             01/18/2003           1.58%              1.58%
                             01/19/2003           1.58%              1.58%
                             01/20/2003           1.58%              1.58%
                             01/21/2003           1.55%              1.55%
                             01/22/2003           1.55%              1.55%
                             01/23/2003           1.51%              1.51%
                             01/24/2003           1.50%              1.50%
                             01/25/2003           1.50%              1.50%
                             01/26/2003           1.50%              1.50%
                             01/27/2003           1.51%              1.51%
                             01/28/2003           1.49%              1.49%
                             01/29/2003           1.49%              1.49%
                             01/30/2003           1.49%              1.49%
                             01/31/2003           1.49%              1.49%
                             02/01/2003           1.49%              1.49%
                             02/02/2003           1.49%              1.49%
                             02/03/2003           1.49%              1.49%
                             02/04/2003           1.49%              1.49%
                             02/05/2003           1.49%              1.49%
                             02/06/2003           1.54%              1.54%
                             02/07/2003           1.54%              1.54%
                             02/08/2003           1.54%              1.54%
                             02/09/2003           1.54%              1.54%
                             02/10/2003           1.54%              1.54%
                             02/11/2003           1.53%              1.53%
                             02/12/2003           1.54%              1.54%
                             02/13/2003           1.54%              1.54%
                             02/14/2003           1.53%              1.53%
                             02/15/2003           1.53%              1.53%
                             02/16/2003           1.53%              1.53%
                             02/17/2003           1.53%              1.53%
                             02/18/2003           1.56%              1.56%
                             02/19/2003           1.56%              1.56%
                             02/20/2003           1.56%              1.56%
                             02/21/2003           1.56%              1.56%
                             02/22/2003           1.56%              1.56%
                             02/23/2003           1.56%              1.56%
                             02/24/2003           1.57%              1.57%
                             02/25/2003           1.56%              1.56%
                             02/26/2003           1.56%              1.56%
                             02/27/2003           1.56%              1.56%
                             02/28/2003           1.55%              1.55%
                             03/01/2003           1.55%              1.55%
                             03/02/2003           1.55%              1.55%
                             03/03/2003           1.55%              1.55%
                             03/04/2003           1.55%              1.55%
                             03/05/2003           1.55%              1.55%
                             03/06/2003           1.56%              1.56%
                             03/07/2003           1.56%              1.56%
                             03/08/2003           1.56%              1.56%
                             03/09/2003           1.56%              1.56%
                             03/10/2003           1.56%              1.56%
                             03/11/2003           1.56%              1.56%
                             03/12/2003           1.57%              1.57%
                             03/13/2003           1.57%              1.57%
                             03/14/2003           1.48%              1.48%
                             03/15/2003           1.48%              1.48%
                             03/16/2003           1.48%              1.48%
                             03/17/2003           1.48%              1.48%
                             03/18/2003           1.48%              1.48%
                             03/19/2003           1.48%              1.48%
                             03/20/2003           1.47%              1.47%
                             03/21/2003           1.48%              1.48%
                             03/22/2003           1.48%              1.48%
                             03/23/2003           1.48%              1.48%
                             03/24/2003           1.47%              1.47%
                             03/25/2003           1.48%              1.48%
                             03/26/2003           1.47%              1.47%
                             03/27/2003           1.48%              1.48%
                             03/28/2003           1.48%              1.48%
                             03/29/2003           1.48%              1.48%
                             03/30/2003           1.48%              1.48%
                             03/31/2003           1.48%              1.48%